W. Matthew Strock mstrock@velaw.com
Tel 713.758.3452 Fax 713.615.5650

February 22, 2006

Via EDGAR and Facsimile (202.772.9369)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.  20002

Attention:	Yong Choi
April Sifford

Re:                             Particle Drilling Technologies, Inc. (the “Company”)
Form 10-K/A for the year ended September 30, 2005
File No. 0-30819.

Ladies and Gentlemen:

Set forth below are the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 16, 2006 with respect to the above-referenced filing.  All page references are to Amendment No. 1 to the Annual Report on Form 10-K/A filed on February 15, 2006.  For your convenience, the comment provided by the Staff has been included before the response.

If you have any questions or comments, please call the undersigned at 713.758.3452 or Chris Boswell of the Company at 713.223.3031.

Very truly yours,

/s/ MATT STROCK

W. Matthew Strock

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

RESPONSE OF PARTICLE DRILLING TECHNOLOGIES, INC.

Intangible Assets, page 30

1.              In your response to comment 2 from our letter dated February 7, 2006 you indicate the PID technology has not proven successful in a commercial environment, and that any type of acquired appraisal would be difficult to obtain. In addition, you indicate that the estimated future cash flows associated with this technology yielded a wide range of potential value for these patents. Please tell us and disclose how you test the intangible assets related to the PID technology for impairment. Please include factors and assumptions involving significant judgment and estimates.

Response:                                      In the footnotes to our financial statements on page 35, we have disclosed our policy with respect to evaluating long lived assets for impairment.  The policy is consistent with the guidelines set forth in Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.   The specific footnote disclosure is set forth below:

Impairment of Long-Lived Assets

PDTI evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.  PDTI also evaluates the capitalized costs for patents and patent applications filed but not issued for possible impairments. PDTI has not identified any such impairment losses to date.

In our response to Comment 2 of the Staff’s letter dated February 7, 2006, we explained that at the time of the acquisition of the PID technology in January 2004, the technology was unproven and difficult to value.  This was based on the status of the technology’s development at the time of the acquisition.  The PID patents related to the process had been issued and several continuation claims had been filed.  Any attempts to prepare a detailed cash flow forecast at the time of the acquisition, however, delivered a very wide array of values (all of which valued the technology at or above the recorded book value) because of the multiple unknown variables at the time of the acquisition.  Some of these variables included the number of iterative tests needed to confirm the effectiveness of the PID technology, the actual cost to build and operate a commercial PID system, the level of customer interest in this technology and the specific markets where this technology would be applicable.

Since the completion of the acquisition of the PID technology in January 2004, we have built a management team dedicated to developing and commercializing the PID technology as well as a very experienced Board of Directors.  Further, we raised $18 million in funding through a private placement in February 2005 which yielded a $48 million market capitalization for the Company.  The sole purpose of this round of financing was to provide capital to further develop the technology and move the product towards commercialization.

In March 2005 and again in June 2005, we mobilized the PID system prototype to a drilling laboratory in Salt Lake City, Utah, to evaluate the new bit designs under simulated downhole conditions.  This facility, Terratek, is used by the Department of Energy and others in the oil and gas industry to test downhole tools.  The results of this test program indicated the PID technology could penetrate hard rock at a rate of penetration that exceeded the performance of conventional technology by 300-400%.

In July 2004, we then mobilized the PID system prototype to an actual drilling rig at the GTI Catoosa test drilling facility located outside of Tulsa, Oklahoma (“Catoosa”) and drilled for approximately two weeks.   While we experienced some operational issues during this test program, we proved that the technology worked effectively in a real world environment.  The operational issues encountered in July 2005 were addressed in August, September and October and we then went back to Catoosa in late October 2005 to run the PID system for approximately three weeks.  This round of testing was successful and we have now begun to negotiate arrangements for us to introduce the PID technology to customers in a commercial setting.  On February 20, 2006, we signed the first contractual commercial trial arrangement with a customer.  Following this active period of testing and proving the validity of the PID technology, the market capitalization of the company has progressively moved to approximately $150 million.

Given the improved visibility, lab and field test performance results achieved, and significant customer interest in the PID technology, our ability to refine the various cash flow scenarios has improved dramatically.  All of the discounted cash flow streams prepared during the past 18 months have yielded a range of values that significantly exceeds the current book value of the technology.  In addition, based on the growth potential of the Company, our market value (which is based solely on the value of this technology) is over 100 times greater than the current book value of the intangibles under question.

For these reasons, we do not believe that our long lived assets, including our intangible assets, have been impaired as of any recent balance sheet date but fully understand the Staff’s concern that our impairment policy be more fully described in our Management Discussion & Analysis of Financial Condition (“MD&A”). We would propose to include this policy in the summary of our MD&A as one of our “significant accounting policies” in future filings in order to address your concern.  Attached as Exhibit A to this response letter is the disclosure we would propose including in future filings under the Securities Exchange Act of 1934 that include an MD&A discussion.  We respectfully request the Staff consider our request to include such disclosure in our future filings rather than amending our Form 10-K/A as has been suggested in the Staff’s comment letter dated February 16, 2006.

Exhibit A

Impairment of Long-Lived Assets

PDTI evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.  PDTI also evaluates the capitalized costs for patents and patent applications filed but not issued for possible impairments. PDTI has not identified any such impairment losses to date.  The evaluation of capitalized costs for patents and patent applications is based on a subjective cash flow forecast which is subject to change.  PDTI will reassess its cash flow forecast each time there are fundamental changes in the underlying potential use of the patents or patent applications in terms of performance, customer acceptance or other factors that may affect such cash flow forecasts.